

02023494

UF-8-5-02

UNITED ST
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCH
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUL 1 6 2002

DIVISION OF MARKET REGULATION

OMB APPROVAL

OMB Number: 3235-0123
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SEC FILE NUMBER

8- 36916

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING ___12/31/01___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vaughan & Company Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___68 Passaic Street___
(No. and Street)

___Ridgewood___   ___NJ___   ___07450___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Vaughan, III   201-444-1361
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Flackman, Goodman & Potter, PA___
(Name – *if individual, state last, first, middle name*)

___106 Prospect Street___   ___Ridgewood___   ___NJ___   ___07450___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P AUG 0 7 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____James D. Vaughan, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Vaughan & Company Securities, Inc._____, as of _December 31_____, 20 01___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).and retained earnings
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 AND 2000

AND

INDEPENDENT AUDITOR'S REPORT

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT



FLACKMAN GOODMAN & POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

106 Prospect Street
P.O. Box 419
Ridgewood, NJ
07451-0419
Tel. (201) 445-0500
FAX (201) 445-8939

To The Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

We have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Robert C. Flackman, CPA (Ret.)

Jerome Goodman, MBA, CPA, CVA

Albert L. Potter, CPA, CFP

James P. Madormo, MBA, CPA, CFP

Christopher R. Plunkett, MBA, CPA

Linda J. Murphy, CPA

Domenick Saglimbeni, CPA/PFS, CFP

Paul M. Caliento, CPA

Patricia D. Duarte, CPA

Joan Krieger, CPA

Patricia B. Ciardullo, CPA

Tara G. Grskovic, CPA

Rita Gatta, CPA, CFP

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2002

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$282,341	$ 39,626
Commissions receivable	122,045	235,226
Prepaid lease	11,760	20,201
Prepaid taxes	5,814	383
TOTAL CURRENT ASSETS	421,960	295,436
PROPERTY AND EQUIPMENT, net	5,528	7,081
TOTAL ASSETS	$427,488	$302,517

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 12,380	$ 31,372
Accrued expenses	38,867	61,745
Payroll taxes payable	247,289	6,507
401(k) payable	1,212	6,522
Notes payable	912	723
TOTAL CURRENT LIABILITIES	300,660	106,869
OTHER LIABILITY		
Notes payable, net of current portion	535	1,515
TOTAL LIABILITIES	301,195	108,384
STOCKHOLDERS' EQUITY	126,293	194,133
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$427,488	$302,517

FLACKMAN
GOODMAN &

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2001 and 2000

	2001	2000
INCOME		
Commission and other income, net of clearance and execution charges	$1,937,196	$2,466,963
Interest income	4,035	9,373
TOTAL INCOME	1,941,231	2,476,336
EXPENSES		
Salaries	1,044,068	1,228,193
Travel and selling	248,624	229,864
Commissions	201,296	184,809
Management services	137,450	140,350
Payroll taxes and benefits	100,944	78,312
Profit sharing	16,974	64,563
Securities fees	11,327	28,890
Rent and occupancy	30,000	35,567
Professional fees	160,768	34,954
Office and miscellaneous	12,873	33,968
Auto lease expense	8,441	5,033
Depreciation	1,554	2,461
Other expense	-	10,904
Bad debt expense	-	4,187
TOTAL EXPENSES	1,974,319	2,082,055
(LOSS) INCOME BEFORE TAXES	(33,088)	394,281
PROVISION FOR INCOME TAXES	2,260	9,688
NET (LOSS) INCOME	(35,348)	384,593
RETAINED EARNINGS – beginning	164,133	111,831
DIVIDENDS	(32,492)	(332,291)
RETAINED EARNINGS - ending	$ 96,293	$ 164,133

FLACKMAN
GOODMAN &
POTTER, P.A.

The accompanying notes are an integral part of the financial statements.

5

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	2001	2000
BALANCE - beginning	$194,133	$141,831
Net (loss) income for the period	(35,348)	384,593
Dividends	(32,492)	(332,291)
BALANCE - ending	$126,293	$194,133

FLACKMAN
GOODMAN &
POTTER. P.A.

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$(35,348)	$384,593
Noncash items included in net income:		
Depreciation	1,554	2,461
Amortization on prepaid lease	8,441	5,033
Change in:		
Commissions receivable	113,181	(71,752)
Prepaid lease	-	(17,200)
Other current assets	(5,431)	956
Accounts payable	(18,992)	17,939
Other current liabilities	212,594	8,893
NET CASH PROVIDED BY OPERATING ACTIVITIES	275,999	330,923
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(7,768)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings:		
Long-term	-	2,495
Debt repayment:		
Long-term	(792)	(3,871)
Dividends paid	(32,492)	(332,291)
NET CASH USED BY FINANCING ACTIVITIES	(33,284)	(333,667)
NET INCREASE (DECREASE) IN CASH	242,715	(10,512)
CASH - beginning	39,626	50,138
CASH - ending	$282,341	$ 39,626
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Interest	$ 453	$ 243
Income taxes	$ 7,691	$ 8,733

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities. The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. Business commenced in March 1987.

Cash

The Company maintains accounts with the brokerage company executing the security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company. The brokerage company requires maintenance of a minimum balance of $50,000 in order to execute transactions. These account balances earn interest.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on a straight-line basis over seven years for furniture and fixtures and five years for automobiles.

Income Taxes

The Company has elected to be taxed as "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commissions receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the prior year's financial statements in order to conform them to the classifications used for the current year.


FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

2. PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their respective useful lives are as follows:

	2001	2000	Useful Lives
Computer equipment	$ 7,768	$ 7,768	
Furniture and fixtures	7,481	7,481	7 years
	15,249	15,249	
Accumulated depreciation	9,721	8,168	
Total property and equipment	$ 5,528	$ 7,081	

Depreciation charged to operations amounted to $1,554 and $2,461, during the years ended December 31, 2001 and 2000, respectively.

3. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2001 and 2000 was $16,974 and $64,563, respectively.

4. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., Vaughan & Company Retirement and Estate Planners, Inc. and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2001 and 2000 were $30,000 and $31,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is not based on any formula.

The Company manages an investment fund. The Company receives a fee for managing the fund. During the years ended December 31, 2001 and 2000 the Company received $0 and $3,247 in managing fees relating to the fund.



FLACKMAN
GOODMAN &
POTTER P.A.

- 9 -

4. RELATED PARTY TRANSACTIONS (continued)
   Related party transactions are summarized as follows:

Income	2001	2000
Management fees	$ -	$ 3,427

Expenses	2001	2000
Management fees	$137,450	$140,350
Rent and occupancy	30,000	31,000
Legal fees	148,618	-
	$316,068	$171,350

5. NET CAPITAL REQUIREMENTS
   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

   At December 31, 2001, the Company had net capital of $48,005, which was $43,005 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.24 to 1.

6. NOTES PAYABLE
   Notes payable include:

	2001	2000
Note payable, monthly payment of $95 including interest at 21.7% through June 2003. Secured by computer.	$ 1,447	$ 2,238
Total	1,447	2,238
Less current maturities	912	723
Long-term debt	$ 535	$ 1,515


FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6. NOTES PAYABLE (continued)

Maturities of note payable are as follows for the year ending December 31:

2002	$ 912
2003	535
	$1,447

Total interest expense at December 31, 2001 and 2000 was $453 and $243, respectively.

7 INCOME TAXES

The provision for income taxes consists of:

	2001	2000
State	$ 1,877	$ 8,350
Prior year's underaccrual	383	1,338
Total Provision	$ 2,260	$ 9,688

8. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001 and 2000, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.



10. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2001	2000
Common stock		
Class A, voting, no par value – 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, no par value – 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	96,293	164,133
Total Stockholders' Equity	$126,293	$194,133



FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION



VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001 and 2000

	2001	2000
Total stockholders' equity	$126,293	$194,133
Less nonallowable assets:		
Property and equipment	5,528	7,081
Specified commissions receivable	61,000	71,000
Prepaid lease	11,760	20,201
Total	78,288	98,282
Net Capital	$ 48,005	$ 95,851

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II
Reconciliation Pursuant To Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2001 and 2000

	2001	2000
Net capital per unaudited report	$ 43,009	$ 96,641
Assets included in unaudited report	3,676	383
Liabilities included in unaudited report	1,320	(1,173)
Net capital per computation of net capital	$ 48,005	$ 95,851



FLACKMAN GOODMAN & POTTER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

106 Prospect Street
P.O. Box 419
Ridgewood, NJ
07451-0419
Tel. (201) 445-0500
FAX (201) 445-8939

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Vaughan & Company Securities, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Robert C. Flackman, CPA (Ret.)

Jerome Goodman, MBA, CPA, CVA

Albert L. Potter, CPA, CFP

James P. Madormo, MBA, CPA, CFP

Christopher R. Plunkett, MBA, CPA

Linda J. Murphy, CPA

Domenick Saglimbeni, CPA/PFS, CFP

Paul M. Caliento, CPA

Patricia D. Duarte, CPA

Joan Krieger, CPA

Patricia B. Ciardullo, CPA

Tara G. Grskovic, CPA

Rita Gatta, CPA, CFP

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives. However, such study, evaluation and examination has resulted in the following comments and recommendations, which existed in prior years also.

1) Segregation of duties are not currently in place. All of the check disbursement functions are performed by one person from writing and signing checks to receiving the bank statement and reconciling. Accordingly, we recommend that checks written for over a certain amount be signed by an additional signator and the invoice stamped or initialed to approve payment. Recognition, however is given to the relationship of the person writing the checks to the ownership of the Company.



2) Fees charged from or to related entities should be pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities should be specified in written agreements between the property owner and the entity.

3) Self evaluation and monitoring activities for reporting information and providing assurance of compliance need to be implemented to assess controls and if necessary take corrective actions on a timely basis.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Flackman, Goodman & Potter C.P.A

February 15, 2002

